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                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                                 August 26, 2003

                                                            Corporate Disclosure


                              HANARO TELECOM, INC.

            Delayed Repayment of the 18th Non-bearer, Non-guaranteed Bonds with Warrants due 2007 upon Exercise of Put Option

1. DETAILS OF THE 18TH NON-BEARER, NON-GUARANTEED BONDS WITH WARRANTS ("BW") DUE 2007
     --   Face value: USD100,000,000
     --   Exercise price of warrants: KRW5,000/share
     --   Maturity date: February 26, 2007
     -- Put option: Holders of BW (the "Holders") have a right to exercise their put option on August 26, 2003 and receive 112.2369% of the principal amount.

2.   DETAILS OF EXERCISE OF PUT OPTION
     --   Total amount of put option exercised: USD100,000,000
     --   Total amount of repayment due: USD112,236,900
     --   Payment due date: August 26, 2003
     -- Hanaro Telecom, Inc. ("Hanaro" or the "Company") failed to meet the repayment requested by the Holders upon their exercise of the put option, and is currently in negotiation with the Holders.

3.   ACTION PLAN

     -- Hanaro was notified by the Holders on July 28, 2003, of their intention to exercise their put option with respect to the BW. To meet its repayment obligation, the Company plans to issue commercial papers ("CP") to its major shareholders.
     -- Specific details of the proposed CP issuance such as subscription companies and their respective subscription amount have not yet been confirmed. The Company will make a timely disclosure once the details of the proposed issuance are confirmed.

4.   DATE OF RELEVANT LOCAL FILING: February 23, 2002.